May 8, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E. Washington, D.C. 20549

Attention: Charli Wilson

Re: Desktop Metal, Inc.

Registration Statement on Form S-3

Filed February 14, 2024

Registration No. 333-277056

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it will become effective on May 9, 2024, at 12:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Desktop Metal, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Elisabeth M. Martin of Latham & Watkins LLP, counsel to the Company, at (617) 948-6018, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Desktop Metal, Inc.

By:	/s/ Meg Broderick
Meg Broderick
General Counsel

cc:	Elisabeth M. Martin, Latham & Watkins LLP

Daniel S. Hoffman, Latham & Watkins LLP